UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 6)*

PENTAIR PLC
(Name of Issuer)

Ordinary Shares, nominal value $0.01 per share
(Title of Class of Securities)

G7S00T 104
(CUSIP Number)

Brian L. Schorr, Esq. Trian Fund Management, L.P. 280 Park Avenue, 41 st Floor New York, New York 10017 Tel. No.: (212) 451-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 15, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ◻ .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Nelson Peltz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,201,775
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,201,775
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,201,775
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.34%*
14	TYPE OF REPORTING PERSON IN
_______
*Calculated based on 182,245,086 ordinary shares outstanding as of March 31, 2017, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2017 (the "Form 10-Q").

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Peter W. May
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,201,775
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,201,775
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,201,775
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.34%*
14	TYPE OF REPORTING PERSON IN
_______
*   Calculated based on 182,245,086 ordinary shares outstanding as of March 31, 2017, as reported in the Issuer's Form 10-Q.

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Edward P. Garden
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,201,775
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,201,775
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,201,775
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.34%*
14	TYPE OF REPORTING PERSON IN
_______
*   Calculated based on 182,245,086 ordinary shares outstanding as of March 31, 2017, as reported in the Issuer's Form 10-Q.

1	NAME OF REPORTING PERSON Trian Fund Management, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3454182
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,201,775
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,201,775
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,201,775
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.34%*
14	TYPE OF REPORTING PERSON PN
_______
*   Calculated based on 182,245,086 ordinary shares outstanding as of March 31, 2017, as reported in the Issuer's Form 10-Q.

1	NAME OF REPORTING PERSON Trian Fund Management GP, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3454087
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,201,775
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,201,775
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,201,775
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.34%*
14	TYPE OF REPORTING PERSON OO
_______
*   Calculated based on 182,245,086 ordinary shares outstanding as of March 31, 2017, as reported in the Issuer's Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners Master Fund (ERISA), L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 98-0682467
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 182,740
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 182,740
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 182,740
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.10%*
14	TYPE OF REPORTING PERSON PN
_______
*   Calculated based on 182,245,086 ordinary shares outstanding as of March 31, 2017, as reported in the Issuer's Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3453988
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,670,342
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,670,342
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,670,342
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.47%*
14	TYPE OF REPORTING PERSON PN
_______
*   Calculated based on 182,245,086 ordinary shares outstanding as of March 31, 2017, as reported in the Issuer's Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners Master Fund, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 98-0468601
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,959,332
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,959,332
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,959,332
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.27%*
14	TYPE OF REPORTING PERSON PN
_______
*   Calculated based on 182,245,086 ordinary shares outstanding as of March 31, 2017, as reported in the Issuer's Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners Parallel Fund I, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3694154
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 261,894
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 261,894
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 261,894
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.14%*
14	TYPE OF REPORTING PERSON PN
_______
*   Calculated based on 182,245,086 ordinary shares outstanding as of March 31, 2017, as reported in the Issuer's Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners Strategic Investment Fund-A, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 27-4180625
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,008,726
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,008,726
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,008,726
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.10%*
14	TYPE OF REPORTING PERSON PN
_______
*   Calculated based on 182,245,086 ordinary shares outstanding as of March 31, 2017, as reported in the Issuer's Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners Strategic Investment Fund-N, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 80-0958490
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 898,793
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 898,793
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 898,793
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.49%*
14	TYPE OF REPORTING PERSON PN
_______
*   Calculated based on 182,245,086 ordinary shares outstanding as of March 31, 2017, as reported in the Issuer's Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners Strategic Investment Fund II, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 45-4929803
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 902,609
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 902,609
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 902,609
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.50%*
14	TYPE OF REPORTING PERSON PN
_______
*   Calculated based on 182,245,086 ordinary shares outstanding as of March 31, 2017, as reported in the Issuer's Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners Strategic Investment Fund-D, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 98-1108184
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 446,245
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 446,245
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 446,245
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.24%*
14	TYPE OF REPORTING PERSON PN
_______
*   Calculated based on 182,245,086 ordinary shares outstanding as of March 31, 2017, as reported in the Issuer's Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners Fund (Sub)-G, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 90-1035117
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 106,099
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 106,099
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,099
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.06%*
14	TYPE OF REPORTING PERSON PN
_____________
*   Calculated based on 182,245,086 ordinary shares outstanding as of March 31, 2017, as reported in the Issuer's Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners Strategic Fund-G II, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 46-5509975
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 422,996
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 422,996
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 422,996
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.23%*
14	TYPE OF REPORTING PERSON PN
_______
*   Calculated based on 182,245,086 ordinary shares outstanding as of March 31, 2017, as reported in the Issuer's Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners Strategic Fund-G III, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 47-2121971
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 212,365
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 212,365
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 212,365
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.12%*
14	TYPE OF REPORTING PERSON PN
_______
*   Calculated based on 182,245,086 ordinary shares outstanding as of March 31, 2017, as reported in the Issuer's Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners Strategic Fund-K, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 47-5116069
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 654,011
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 654,011
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 654,011
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.36%*
14	TYPE OF REPORTING PERSON PN
_______
*   Calculated based on 182,245,086 ordinary shares outstanding as of March 31, 2017, as reported in the Issuer's Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners Strategic Fund-C, Ltd. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 98-1327448
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 472,736
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 472,736
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 472,736
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.26%*
14	TYPE OF REPORTING PERSON OO
_______
*   Calculated based on 182,245,086 ordinary shares outstanding as of March 31, 2017, as reported in the Issuer's Form 10-Q.

This Amendment No. 6 ("Amendment No. 6") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on June 30, 2015 (the "Original Statement"), as amended by Amendment No. 1 filed on July 13, 2015, as amended by Amendment No. 2 filed on July 29, 2015, as amended by Amendment No. 3 filed on September 8, 2015, as amended by Amendment No. 4 filed on February 22, 2016 ("Amendment No. 4"), and as amended by Amendment No. 5 ("Amendment No. 5") filed on May 10, 2016 (as amended, the "Schedule 13D"), relating to the Ordinary Shares, nominal value $0.01 per share (the "Shares"), of Pentair plc, an Irish public limited company (the "Issuer"). The address of the principal executive office of the Issuer is P.O. Box 471, Sharp Street, Walkden, Manchester, M28 8BU United Kingdom.

Capitalized terms not defined herein shall have the meanings ascribed to them in the Schedule 13D.  Except as set forth herein, the Schedule 13D is unmodified.

Items 2, 3, 5, 6 and 7 of the Schedule 13D are hereby amended as follows:

Item 2. Identity and Background

Item 2 is amended by deleting Item 2 of Amendment No. 4 and replacing it with the following:

The persons filing this statement are Trian Partners, L.P., a Delaware limited partnership ("Trian Onshore"), Trian Partners Master Fund, L.P., a Cayman Islands limited partnership ("Trian Offshore"), Trian Partners Parallel Fund I, L.P., a Delaware limited partnership ("Parallel Fund I"), Trian Partners Master Fund (ERISA), L.P., a Cayman Islands limited partnership, ("Trian ERISA"), Trian Partners Strategic Investment Fund II, L.P., a Delaware limited partnership ("TPSIF II"), Trian Partners Strategic Investment Fund-A, L.P., a Delaware limited partnership ("Strategic Fund-A"), Trian Partners Strategic Investment Fund-N, L.P., a Delaware limited partnership  ("Strategic Fund-N"), Trian Partners Strategic Investment Fund-D, L.P., a Cayman Islands limited partnership ("Strategic Fund-D"), Trian Partners Fund (Sub)-G, L.P., a Delaware Limited Partnership ("Fund G"), Trian Partners Strategic Fund-G II, L.P. a Delaware limited partnership  ("Strategic Fund-G II"), Trian Partners Strategic Fund-G III, L.P. a Delaware limited partnership  ("Strategic Fund-G III"), Trian Partners Strategic Fund-K, L.P., a Delaware limited partnership ("Strategic Fund-K"), Trian Partners Strategic Fund-C, Ltd., a Cayman Islands exempted company with limited liability ("Strategic Fund-C", and together with the foregoing, the "Trian Entities"), Trian Fund Management, L.P., a Delaware limited partnership ("Trian Management"), Trian Fund Management GP, LLC, a Delaware limited liability company ("Trian Management GP"), Nelson Peltz, a citizen of the United States of America, Peter W. May, a citizen of the United States of America, and Edward P. Garden, a citizen of the United States of America (the Trian Entities, Trian Management, Trian Management GP and Messrs. Peltz, May and Garden are sometimes hereinafter referred to collectively as the  "Reporting Persons" or the "Trian Group"). The principal business address and the address of the principal office of each member of the Trian Group is 280 Park Avenue, 41st Floor, New York, New York 10017, except that the principal business address of Trian Offshore, Trian ERISA, Strategic Fund-D and Strategic Fund-C is c/o DE (Cayman) Limited, Landmark Square, West Bay Road, PO Box 775, Grand Cayman, Cayman Islands, KY1-9006.

Trian Management GP is the general partner of Trian Management, which serves as the management company for Trian Onshore, Trian Offshore, Parallel Fund I, Trian ERISA, TPSIF II, Strategic Fund-A, Strategic Fund-N, Strategic Fund-D, Fund G, Strategic Fund-G II, Strategic Fund-G III, Strategic Fund-K and Strategic Fund-C.  Trian Management GP is controlled by Nelson Peltz, Peter W. May and Edward P. Garden, who therefore are in a position to determine the investment and voting decisions made by the Trian Entities, Trian Management and Trian Management GP.

Each of Trian Onshore, Trian Offshore, Parallel Fund I, Trian ERISA, TPSIF II, Strategic Fund-A, Strategic Fund-N, Strategic Fund-D, Fund G, Strategic Fund-G II. Strategic Fund-G III, Strategic Fund-K and Strategic Fund-C is primarily engaged in the business of investing in securities. Trian Management is primarily engaged in the business of serving as a management company for the Trian Entities.  Trian Management GP is primarily engaged in the business of serving as the general partner of Trian Management.

Nelson Peltz's present principal occupation or employment is serving as Chief Executive Officer and a founding partner of Trian Management and, as such, managing the investments of Trian Onshore, Trian Offshore, Parallel Fund I, Trian ERISA, TPSIF II, Strategic Fund-A, Strategic Fund-N, Strategic Fund-D, Fund G, Strategic Fund-G II, Strategic Fund-G III, Strategic Fund-K and Strategic Fund-C and other funds, accounts and investment vehicles managed by Trian Management.  Peter W. May's present principal occupation or employment is serving as President and a founding partner of Trian Management and, as such, managing the investments of Trian Onshore, Trian Offshore, Parallel Fund I, Trian ERISA, TPSIF II, Strategic Fund-A, Strategic Fund-N, Strategic Fund-D, Fund G, Strategic Fund-G II, Strategic Fund-G III, Strategic Fund-K and Strategic Fund-C and other funds, accounts and investment vehicles managed by Trian Management.  Edward P. Garden's present principal occupation or employment is serving as Chief Investment Officer and a founding partner of Trian Management and, as such, managing the investments of Trian Onshore, Trian Offshore, Parallel Fund I, Trian ERISA, TPSIF II, Strategic Fund-A, Strategic Fund-N, Strategic Fund-D, Fund G, Strategic Fund-G II, Strategic Fund-G III, Strategic Fund-K and Strategic Fund-C and other funds, accounts and investment vehicles managed by Trian Management.

None of the Reporting Persons, nor any director, executive officer, general partner or controlling person of any of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning him or it contained herein, but is not responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Item 3. Source and Amount of Funds or Other Consideration

Since the filing of Amendment No. 5, Strategic Fund-N, Strategic Fund-G II and Strategic Fund-C have collectively purchased 863,000 Shares for an aggregate purchase price of $56,336,977.50 (including commissions).   The source of funding for such transactions was the respective general working capital of the purchasers.

In connection with his service on the Issuer's Board of Directors, Mr. Garden received from the Issuer1,152 restricted stock units ("RSUs") and 5,898 nonqualified stock options ("Options") on May 16, 2016, and Mr. Garden received from the Issuer 1,122 RSUs and 5,265 Options on January 3, 2017.  Each of the grants was made pursuant to the Pentair plc 2012 Stock and Incentive Plan.  The Options granted to Mr. Garden are exercisable at the closing price of the Shares on the date of the applicable grant, have a ten-year term and vest in three equal installments on the first, second and third anniversaries of the date of the applicable grant.  The RSUs granted to Mr. Garden represent the right to receive an equal number of Shares upon vesting and vest on the first anniversary of the date of the applicable grant.

On May 16, 2017, Mr. Garden received 921 Shares following the vesting of the RSUs granted to him on May 16, 2016 (net of 231 Shares surrendered to pay taxes applicable to the vesting of such RSUs).

Certain Shares held by the Trian Entities are held in the ordinary course of business with other investment securities owned by such Trian Entities in co-mingled margin accounts with a prime broker, which prime broker may, from time to time, extend margin credit to such Trian Entities, subject to applicable federal margin regulations, stock exchange rules and credit policies. Because other securities are held in Trian Entity margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase such Shares, and it may not be possible to determine the amounts of margin, if any, that could be used to purchase Shares in the future by the Trian Entities or any other funds, accounts or investment vehicles managed by Trian Management.
Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following information:

(a) As of 4:00 p.m., New York City time, on May 17, 2017, the Reporting Persons beneficially owned, in the aggregate, 15,201,775  Shares, representing approximately 8.34% of the Issuer's outstanding Shares (calculated based on 182,245,086 ordinary shares outstanding as of March 31, 2017, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2017).

(b) Each of Trian Onshore, Trian Offshore, Parallel Fund I, Trian ERISA, TPSIF II, Strategic Fund-A, Strategic Fund-N, Strategic Fund-D, Fund G, Strategic Fund-G II, Strategic Fund-G III, Strategic Fund-K and Strategic Fund-C beneficially and directly owns and has sole voting power and sole dispositive power with regard to 2,670,342; 5,959,332; 261,894; 182,740; 902,609; 2,008,726; 898,793; 446,245; 106,099; 422,996, 212,365, 654,011 and 472,736 Shares, respectively, except to the extent that other Reporting Persons as described below may be deemed to have shared voting power and shared dispositive power with regard to such Shares.  Mr. Garden beneficially owns and has sole voting power and sole dispositive power with regard to 2,887 Shares (including 1,966 Shares issuable with respect to Options exercisable by Mr. Garden within 60 days of the date of this Schedule 13D), except to the extent that other members of the Trian Group as described in this Item 5 may be deemed to have shared voting power and shared dispositive power with regard to such Shares.

Each of Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to Strategic Fund-C (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3), the Shares that Strategic Fund-C directly and beneficially owns.  Each of Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such Shares for all other purposes.

Each of Trian Management, Trian Management GP, Nelson Peltz and Peter W. May, by virtue of the agreement between Trian Management and Edward P. Garden (which is discussed in Item 6 below), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3), the Shares described above that Mr. Garden directly and beneficially owns. Each of Trian Management, Trian Management GP, Nelson Peltz and Peter W. May disclaims beneficial ownership of such Shares for all other purposes.

(c)  Set forth below is a list of all transactions with respect to the Shares effected during the past sixty (60) days by any of the Reporting Persons, inclusive of the transactions effected through 4:00 pm, New York City time, on May 17, 2017.  All such transactions in the table were effected in the open market.  The prices set forth in the table do not include commissions.

Fund	Date	Shares	Price	Type
Trian Partners Strategic Investment Fund-N, L.P.	5/15/2017	110,554	$ 65.3147	Purchase
Trian Partners Strategic Investment Fund-N, L.P.	5/16/2017	66,714	$ 65.4105	Purchase
Trian Partners Strategic Investment Fund-N, L.P.	5/17/2017	127,289	$ 65.1297	Purchase
Trian Partners Strategic Investment Fund-N, L.P.	5/17/2017	24,436	$ 65.1087	Purchase

Trian Partners Strategic Fund-G II, L.P.	5/15/2017	20,589	$ 65.3147	Purchase
Trian Partners Strategic Fund-G II, L.P.	5/16/2017	12,425	$ 65.4105	Purchase
Trian Partners Strategic Fund-G II, L.P.	5/17/2017	23,706	$ 65.1297	Purchase
Trian Partners Strategic Fund-G II, L.P.	5/17/2017	4,551	$ 65.1087	Purchase

Trian Partners Strategic Fund-C, Ltd.	5/15/2017	158,857	$ 65.3147	Purchase
Trian Partners Strategic Fund-C, Ltd.	5/16/2017	95,861	$ 65.4105	Purchase
Trian Partners Strategic Fund-C, Ltd.	5/17/2017	182,905	$ 65.1297	Purchase
Trian Partners Strategic Fund-C, Ltd.	5/17/2017	35,113	$ 65.1087	Purchase

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

Pursuant to an agreement dated as of May 10, 2016 between Edward P. Garden and Trian Management (the "Director Fee Agreement"), Mr. Garden agreed, among other things, that as long as he is an officer of Trian Management and for a period of six months and one day thereafter, Trian Management shall be entitled to direct the disposition of any RSUs and Options he receives as compensation for his service as a director of the Issuer and to direct the voting of any Shares that he receives from the exercise or conversion of such RSUs or Options or any other securities he receives as a director of the Issuer. Trian Management is also entitled to receive the consideration received as a result of any disposition of such RSUs, Options, Shares or other securities. The foregoing description of the Director Fee Agreement is a summary only and is qualified in its entirety by reference to the Director Fee Agreement, which is filed as Exhibit 5 hereto and incorporated herein by reference.

The second through fourth paragraphs of Item 3 of this Amendment No. 6 are incorporated by reference herein.

Item 7.  Materials to be Filed as Exhibits

 Item 7 of the Schedule 13D is hereby amended and supplemented by the following:

4.  Amended and Restated Joint Filing Agreement of the Reporting Persons

5.  Agreement dated as of May 10, 2016 between Edward P. Garden and Trian Management

[INTENTIONALLY LEFT BLANK]

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 18, 2017

TRIAN FUND MANAGEMENT, L.P.
By:	Trian Fund Management GP, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN FUND MANAGEMENT GP, LLC

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS, L.P.
By:	Trian Partners GP, L.P., its general partner

By:	Trian Partners General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS MASTER FUND (ERISA), L.P.
By:	Trian Partners (ERISA) GP, L.P., its general partner

By:	Trian Partners (ERISA) General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS MASTER FUND, L.P.
By:	Trian Partners GP, L.P., its general partner

By:	Trian Partners General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS PARALLEL FUND I, L.P.
By:	Trian Partners Parallel Fund I General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS STRATEGIC INVESTMENT FUND-A, L.P.
By:	Trian Partners Strategic Investment Fund-A GP, L.P., its general partner

By:	Trian Partners Strategic Investment Fund-A General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS STRATEGIC INVESTMENT FUND-N, L.P.
By:	Trian Partners Strategic Investment Fund-N GP, L.P., its general partner

By:	Trian Partners Strategic Investment Fund-N General Partner, LLC., its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS STRATEGIC INVESTMENT FUND II, L.P.
By:	Trian Partners Strategic Investment Fund II GP, L.P., its general partner

By:	Trian Partners Strategic Investment Fund-II General Partner, LLC., its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS STRATEGIC INVESTMENT FUND-D, L.P.
By:	Trian Partners Strategic Investment Fund-D GP, L.P., its general partner

By:	Trian Partners Strategic Investment Fund-D General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS FUND (SUB)-G, L.P.
By:	Trian Partners Investment Fund-G GP, L.P., its general partner

By:	Trian Partners Investment Fund-G General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS STRATEGIC FUND-G II, L.P.
By:	Trian Partners Strategic Fund-G II GP, L.P., its general partner

By:	Trian Partners Strategic Fund-G II General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS STRATEGIC FUND-G III, L.P.
By:	Trian Partners Strategic Fund-G III GP, L.P., its general partner

By:	Trian Partners Strategic Fund-G III General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name	Edward P. Garden
	Title	Member

TRIAN PARTNERS STRATEGIC FUND-K, L.P.
By:	Trian Partners Strategic Fund-K GP, L.P., its general partner

By:	Trian Partners Strategic Fund-K General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name	Edward P. Garden
	Title	Member

TRIAN PARTNERS STRATEGIC FUND-C, LTD.

By:	/s/ EDWARD P. GARDEN
	Name	Edward P. Garden
	Title	Member

/s/NELSON PELTZ Nelson Peltz
/s/PETER W. MAY Peter W. May
/s/EDWARD P. GARDEN Edward P. Garden

EXHIBIT 4

AMENDED AND RESTATED JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Ordinary Shares of Pentair plc and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 18th day of May 2017.

Dated: May 18, 2017

TRIAN FUND MANAGEMENT, L.P.
By:	Trian Fund Management GP, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN FUND MANAGEMENT GP, LLC

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS, L.P.
By:	Trian Partners GP, L.P., its general partner

By:	Trian Partners General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS MASTER FUND (ERISA), L.P.
By:	Trian Partners (ERISA) GP, L.P., its general partner

By:	Trian Partners (ERISA) General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS MASTER FUND, L.P.
By:	Trian Partners GP, L.P., its general partner

By:	Trian Partners General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS PARALLEL FUND I, L.P.
By:	Trian Partners Parallel Fund I General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS STRATEGIC INVESTMENT FUND-A, L.P.
By:	Trian Partners Strategic Investment Fund-A GP, L.P., its general partner

By:	Trian Partners Strategic Investment Fund-A General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS STRATEGIC INVESTMENT FUND-N, L.P.
By:	Trian Partners Strategic Investment Fund-N GP, L.P., its general partner

By:	Trian Partners Strategic Investment Fund-N General Partner, LLC., its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS STRATEGIC INVESTMENT FUND II, L.P.
By:	Trian Partners Strategic Investment Fund II GP, L.P., its general partner

By:	Trian Partners Strategic Investment Fund-II General Partner, LLC., its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS STRATEGIC INVESTMENT FUND-D, L.P.
By:	Trian Partners Strategic Investment Fund-D GP, L.P., its general partner

By:	Trian Partners Strategic Investment Fund-D General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS FUND (SUB)-G, L.P.
By:	Trian Partners Investment Fund-G GP, L.P., its general partner

By:	Trian Partners Investment Fund-G General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS STRATEGIC FUND-G II, L.P.
By:	Trian Partners Strategic Fund-G II GP, L.P., its general partner

By:	Trian Partners Strategic Fund-G II General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS STRATEGIC FUND-G III, L.P.
By:	Trian Partners Strategic Fund-G III GP, L.P., its general partner

By:	Trian Partners Strategic Fund-G III General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name	Edward P. Garden
	Title	Member

TRIAN PARTNERS STRATEGIC FUND-K, L.P.
By:	Trian Partners Strategic Fund-K GP, L.P., its general partner

By:	Trian Partners Strategic Fund-K General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name	Edward P. Garden
	Title	Member

TRIAN PARTNERS STRATEGIC FUND-C, LTD.

By:	/s/ EDWARD P. GARDEN
	Name	Edward P. Garden
	Title	Member

/s/NELSON PELTZ Nelson Peltz
/s/PETER W. MAY Peter W. May
/s/EDWARD P. GARDEN Edward P. Garden

EXHIBIT 5

As of May 10, 2016

Mr. Edward P. Garden
280 Park Avenue, 41st Floor
New York, New York 10017

Dear Ed:

 In connection with the investment in Pentair plc ("PNR") by funds managed by Trian Fund Management, L.P. ("Trian"), you were appointed as a director of PNR by its board of directors.

 We understand that, consistent with its practices, PNR will be awarding to you, as a director of PNR, equity compensation in the form of (i) restricted stock units (the "RSUs") and (ii) options to purchase ordinary shares (the "Options", and collectively with the RSUs, the "Equity Awards"), and will be paying to you, in cash, an annual retainer for your service on its board of directors and certain committees of its board of directors (the "Fees").  This is to confirm our prior understanding that you are authorized to accept such Equity Awards and Fees in your individual capacity on behalf of Trian upon the terms and conditions of this letter, including your agreement that, as long as you are an officer of Trian and for a period of six months and one day thereafter, you will follow the direction of Trian with respect to (x) the exercise and Transfer (as defined below) of any such Equity Awards and (y) the Transfer of any ordinary shares of PNR that you receive upon exercise or conversion of such Equity Awards ("Shares") or any other securities you may receive as a director of PNR ("Other Securities").  You further agree that (i) you will request that PNR deliver all Fees directly to an account designated by Trian, (ii) you will not dispose of, transfer, sell, assign, pledge, hypothecate or encumber (collectively, "Transfer") any Equity Awards, Shares or Other Securities, without Trian's prior written consent, which may be withheld in Trian's sole discretion, (iii) you shall vote all such Shares and Other Securities at any meeting of shareholders of PNR in the manner that you are directed to do so by Trian in its sole discretion and (iv) you shall execute any written consent of the shareholders of PNR as Trian may, in its sole discretion, request that you execute. Upon any Transfer of all or a portion of the Equity Awards, Shares or Other Securities, Trian shall be entitled to receive the consideration received as a result of such Transfer (the "Equity Consideration").

 Trian agrees to indemnify you against any tax imposed on income to you, net of any corresponding deduction to which you are entitled as a result of the transfer of the Fees and Equity Consideration to Trian.  Such indemnification shall include all taxes imposed on a tax indemnification payment and shall apply to income reported by either PNR or Trian.  For purposes of this letter agreement, taxes shall include any penalties, interest or additions to tax imposed upon you with respect to taxes.

 This letter agreement shall be governed by, and construed in accordance with, the laws of the State of New York, applicable to agreements made and to be performed entirely within such State.

 This letter shall be binding upon the parties hereto and their respective successors, assigns, heirs and estates.

 If the above is acceptable to you, please indicate your agreement by signing the enclosed duplicate copy of this letter agreement in the space indicated below.

Very truly yours,

TRIAN FUND MANAGEMENT, L.P.

By: Trian Fund Management GP, LLC,
 its general partner

By: /s/ PETER W. MAY
Name: Peter W. May
 Title: Member
Agreed to and Accepted:

/s/ EDWARD P. GARDEN
Edward P. Garden